

James Schmachtenberger

CEO at Neurohacker Collective ♦ Cognitive Enhancement ♦ Social Change ♦ Neurological Optimization

Greater San Diego Area

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 Neurohacker Collective

Body Mind College

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500+ connections

My internal motivator to facilitate change throughout humanity is the foundation on which I built Neurohacker Collective. As the organization's Co-Founder and CEO, I motivate, direct, and instill the culture that permeates throughout the company. Neurohacker Collective provides leading informatio...

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Experience

Co-Founder & CEO

Neurohacker Collective

Sep 2014 – Present • 3 yrs 11 mos

Greater San Diego Area

As the Co-Founder and CEO at Neurohacker Collective, I direct, motivate, and lead the organization, as well as lay its foundation for expansion. Following my introduction to the movement over ten years ago, I experienced first hand the incredible powers Neurohacking has on an individual's empathy, concentration, creativity, and overall wellbeing. Neurohacker Collective unites the best scientists with the finest resources to upgrade the Neurohacking arena and make it easily accessible for the masses.

A few years ago, we looked at the current state of Neurohacking and felt compelled to make it more collaborative and beneficia for the general public. Our solution, Neurohacker Collective, is a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking.

At Neurohacker Collective, we believe that humans perform at maximum capacity when they are empowered with the tools they need to make the best decisions, and when they take responsibility for making those choices. To aid in this philosophy, our cognitive enhancement supplement, Qualia, provides cutting edge chemistry to upgrade the hardware your consciousness was built on. With effects of focused productivity, expanded creativity, reduced anxiety, and enhanced empathy, Qualia contributes to the psychological well-being and emotional health of whole, thriving human beings.

The team at Neurohacker Collective invites you to participate with us and learn the science, do the research, and commit your own information and experience into our shared understanding. We encourage you to take Empowered Responsibility for your own neurology.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Qualia • Cognitive Enhancement • Social Change • Neurological Optimization • Alternative Medicine • Fundraising • Political Activism

Media (1)







Neurohacker Collective

Mankind Cooperative

Founder

Mankind Cooperative

Dec 2015 – Present • 2 yrs 8 mos

Greater San Diego Area

I founded Mankind Cooperative in 2015 to provide a safe and comfortable space for people to get the medicine they require. Mankind Cooperative's staff is fully educated on all products and provides support to our 3,000 customers in choosing the right products for their needs.

Mankind Cooperative is one of the only fully licensed and approved dispensaries in San Diego, representing a shift within the medical cannabis industry to become fully legitimized within our region.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Qualia • Cognitive Enhancement • Social Change • Neurological Optimization • Alternative Medicine • Fundraising • Political Activism

Science of Weed

Executive Producer

Science of Weed

Jan 2010 – Present • 8 yrs 7 mos

Greater San Diego Area

Since 2010, I have championed political activism and utilized skills learned as a young entrepreneur to raise awareness of medicinal marijuana initiatives and research through the art of filmmaking. My first film, 'Medicinal Cannabis and It's Impact on Human Health', is currently the #1 documentary in terms of viewership pertaining to medical marijuana.

My second film, 'The Science of Weed', is the most comprehensive documentary ever made on medicinal marijuana. With a gross-budget of over $1M, 'The Science of Weed' takes viewers on an information-packed journey to learn from the world's leading MD's, PhD's, and researchers about medicinal cannabis and its demonstrated effects on human health.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Qualia • Cognitive Enhancement • Social Change • Neurological Optimization • Alternative Medicine • Fundraising • Political Activism

Citizens for Patients Rights

Treasurer & Spokesman
Citizens for Patients Rights
Apr 2011 – Present • 7 yrs 4 mos
Greater San Diego Area

At Citizens for Patients Rights, I played a major role in raising over $250,000 to drive drug law reformation and overturn an unpopular medical marijuana ban passed in San Diego, in addition to placing sympathetic ballot measures.

Citizens for Patients Rights is a political action committee comprised of patients, caregivers, and supporters of medicinal marijuana use in response to the passing of severely restrictive ordinances in San Diego County. This initiative would allow for safe, regulated access to medical marijuana for qualified patients with a valid doctor's recommendation through well-lit, secure storefront dispensaries operating in full compliance with the California Compassionate Use Act.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Qualia • Cognitive Enhancement • Social Change • Neurological Optimization • Alternative Medicine • Fundraising • Political Activism

Patient Care Association of California

President
Patient Care Association of California
Jan 2012 – Dec 2012 • 12 mos
Greater San Diego Area

While serving as President of The Patient Care Association of California, I established a code of ethics, as well as accreditation and certification programs for collective members within the medicinal marijuana industry. These initiatives standardized practices to bring unity to an industry traditionally comprised of isolated proprietors who lived in fear of government, as well as criminal elements.

The Patient Care Association of California was one of the first and now the largest trade associations for the cannabis industry. The organization formed in response to the uncertain regulatory and legal environment surrounding medicinal marijuana use, and the absence of an industry-wide body and authoritative voice.

Specialties: • Neurohacker • Empowered Responsibility • Entrepreneurship • Qualia • Cognitive Enhancement • Social Change • Neurological Optimization • Alternative Medicine • Fundraising • Political Activism

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Education

Body Mind College

Body Mind College
Holistic Health Practitioner, Alternative Health
2000 – 2002

Maharishi University of

Maharishi University of Management
2000 – 2001

Founded by Maharishi Yogi the founder of transcendental meditation.

Institut

Institute for Omniology











e for Omniology 1996 – 2000

Volunteer Experience

Greenpeace

Fundraiser & Volunteer
Greenpeace

Greenpeace is the leading independent campaigning organization that uses peaceful protest and creative communication to expose global environmental problems and to promote solutions that are essential to a green and peaceful future.

Human Rights Campaign

Fundraiser & Volunteer
Human Rights Campaign

The Human Rights Campaign represents a force of more than 1.5 million members and supporters nationwide. As the largest national lesbian, gay, bisexual, transgender, and queer civil rights organization, HRC envisions a world where LGBTQ people are ensured of their basic equal rights, and can be open, honest and safe at home, at work and in the community.

Amnesty International USA

Fundraiser & Volunteer
Amnesty International USA

Amnesty International is a global movement of people fighting injustice and promoting human rights. We work to protect people wherever justice, freedom, truth and dignity are denied. Currently the world's largest grassroots human rights organization, we investigate and expose abuses, educate and mobilize the public, and help transform societies to create a safer, more just world.

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Skills & Endorsements

Political Activist · 7
Renat Gabitov 👩‍🚀 **and 6 connections** have given endorsements for this skill

Fundraising · 23
Renat Gabitov 👩‍🚀 **and 22 connections** have given endorsements for this skill

Entrepreneurship · 41
Endorsed by **Cheryl Shuman and 6 others who are highly skilled at this**

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